

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

Via E-mail
Peter Wrighton-Smith, Ph.D.
Chief Executive Officer
Oxford Immunotec Global PLC
94C Innovation Drive
Milton Park, Abingdon
OX14 4RZ
United Kingdom

> **Re: Oxford Immunotec Global PLC**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 8, 2013**
> **File No. 333-191737**

Dear Dr. Wrighton-Smith:

We have reviewed your amended registration statement and response letter dated November 8, 2013 and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 50

1. The table stating the amount of shares purchased and total consideration paid by existing shareholders and new investors on page 51 should reflect cash contributions (before discounts, commissions and estimated offering expenses). Refer to Item 506 of Regulation S-K.

Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Reorganization, reverse share split and conversion, page F-9

2. Since the reverse share split was effected on November 7, 2013, and is reflected in other parts of the document, revise the financial statements and this disclosure to reflect the reverse share split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Michael D. Beauvais

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199